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                              April 1, 2022

       Yu-Hsin Lin
       Chief Executive Officer
       BELITE BIO, INC
       5820 Oberlin Drive, Suite 101
       San Diego, CA 92121

                                                        Re: BELITE BIO, INC
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 15,
2022
                                                            CIK No. 0001889109

       Dear Dr. Lin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover page

   1. We note your response to comment 3. Please add disclosure discussing: (i) restrictions on currency exchanges in
China may limit your ability to freely convert RMB to fund any future business
activities outside China or other payments in U.S. dollars; and (ii) capital controls the Chinese
government imposes may limit your ability to use capital from your subsidiaries located in
China for business purposes outside of China. Please make similar revisions to your
disclosure under the heading "Cash Transfers and Dividend Distribution"
                                                        on page 9.
Additionally, in your prospectus summary, disclose whether you have specific cash management
policies and procedures in place that dictate how funds are transferred through your
organization and if applicable, describe these policies and procedures in
 Yu-Hsin Lin
FirstName   LastNameYu-Hsin Lin
BELITE BIO,     INC
Comapany
April       NameBELITE BIO, INC
       1, 2022
April 21, 2022 Page 2
Page
FirstName LastName
         greater detail.
Risk Factors
Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses., page 60

2. We note your response to our prior comment 10 and reissue the comment. Please also reference our prior comment 18 from our December 30, 2021 comment letter. Please revise your disclosure here to provide additional detail concerning the risks posed by
         COVID-19 to your development plans highlighted on pages 5-6 in the summary.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations..., page 65

3. We note your revised disclosure to your risk factors on pages 65 and 66 in response to our prior comments 4, 5 and 8. You state on page 66:

                   We do not expect these laws and regulations to result in a material change in our operations and/or the value of our ADSs, or to significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
                   We do not foresee the recent regulations by the Chinese government to exert more oversight and control over securities offerings by China-based issuers to significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

         Please revise these statements to discuss the relevant risks in the context of your commencing operations in China and/or Hong Kong.
Enforceability of Civil Liabilities, page 92

4. We note your disclosure that most of your officers and directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. Please revise your disclosure here and in the related risk factor on page
         78 to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.
 Yu-Hsin Lin
BELITE BIO, INC
April 1, 2022
Page 3

       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameYu-Hsin Lin
                                                         Division of
Corporation Finance
Comapany NameBELITE BIO, INC
                                                         Office of Life
Sciences
April 1, 2022 Page 3
cc:       Portia Ku, Esq.
FirstName LastName